Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Tel 713-439-8600
Fax 281-582-5905

September 16, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Karl Hiller
Branch Chief - Office of Natural Resources

RE:    Baker Hughes Incorporated
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 17, 2016
Form 10-Q for the Fiscal Quarter ended June 30, 2016
Filed July 29, 2016
File No. 001-09397

Dear Mr. Hiller:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 2, 2016, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filings listed above. Our response repeats the caption and comments contained in the Staff’s September 2, 2016 letter in italics for your reference:

Form 10-K for the Fiscal Year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

1.
We note that you refer to multiple factors when explaining the change between periods in various line items without indicating the amounts attributable to each factor. For example, you disclose “the lower activity levels, as evident in the 47% rig count drop, and deteriorating pricing conditions were the main drivers for the revenue decline in North America” without indicating the amount attributable to either the levels of activity or pricing. To the extent two or more factors contribute to a material change in the reported amounts, please indicate the amount attributable to each factor. Refer to FRC §501.04 for additional guidance.

Response

We acknowledge the Staff’s comment and have considered FRC §501.04 in addition to Item 303(a)(3) of Regulation S-K, which require disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of information necessary to understand changes in our financial condition and results of operations, including disclosure of the causes and quantification, where reasonably practicable, of material changes to the line items as necessary to understand our business as a whole. Within the MD&A section of our Form 10-K, we discuss trends in oil and natural gas prices as well as global production and demand. In addition, we provide a quantitative analysis of the change in global rig counts by geographic region that corresponds to our geographic segments. The change in rig counts is a strong indicator of customer activity as it closely correlates to the change in the volume of demand for our products and services.

Within our operating segments and, in certain circumstances, specific product lines or countries, whenever we have notable changes in the related financial statement line items, we highlight the extent of the contributing factors driving the change, where reasonably practicable. We believe in many cases, use of terms such as “primarily” or “partially offset by” appropriately convey the causes of material changes from period to period, in accordance with Instruction 4 to Regulation S-K Item 303(a). The absence of amounts attributable to individual cited factors covered by these terms conveys the concept either that (i) no individual factor is individually more significant or needs to be quantified to assist the reader in understanding a material variance between two periods or (ii) quantification of such factors is not reasonably practicable. Importantly, if quantification were necessary to understanding material information, we would not rely solely on such terms.

We respectfully submit that the Company's disclosures described above are compliant with applicable Securities and Exchange rules and interpretations, including FRC §501.04, in that they enable the reader to understand the significant drivers of our business and changes in our results of operations. However, we acknowledge the Staff’s comment and confirm that in future filings, we will continue to look for further opportunities to quantify material factors in our variance explanations.

Form 10-Q for the Fiscal Quarter ended June 30, 2016

Controls and Procedures, page 34

2.
We note your disclosures in the 2016 first and second quarter reports stating that, due to the material weakness identified in your controls related to the determination of valuation allowances for deferred tax assets, your disclosure controls and procedures as of March 31 and June 30, 2016 are not considered effective. Also, you disclosed that the identified weakness had no impact on any amounts reported in the financial statements for the quarter ended March 31, 2016 or for any previous period.

Please provide to us additional details of the material weakness identified, including when the material weakness first began, how you discovered the control deficiencies that led to the material weakness, and why the weakness did not affect any reported amounts in the financial statements.

Also, please describe any alternative procedures that you have undertaken to ensure that the determination and recording of valuation allowances on deferred tax assets remains accurate for all reported periods.

Response

Provide additional details of the material weakness identified, including when the material weakness first began.

As we considered ASC 740-10-30 in connection with our analysis of the realizability of deferred tax assets for the first quarter of 2016, we concluded that a valuation allowance was required against the net U.S. deferred tax assets due to the continued severity of the market decline in North America, the resultant U.S. losses in the first quarter and uncertainty regarding the timing of a meaningful industry turn around. Prior to the first quarter of 2016, we determined that no valuation allowance was required in accordance with ASC 740-10-30 based on the evaluation of the evidence available at the time. In determining the first quarter of 2016 net U.S. deferred tax assets, the Company failed to exclude a deferred tax liability related to indefinite-lived assets, and improperly excluded current deferred tax assets, thus understating the net deferred tax assets against which a valuation allowance was required.
Since there had been no valuation allowances required to be recorded in the U.S. prior to the first quarter of 2016, the relevant calculation did not apply to any previously reported periods in the U.S. Although, the Company has historically provided valuation allowances against net deferred tax assets for various foreign entities, we have confirmed none of those calculations involved the issues identified in the U.S. (i.e. there were no indefinite-lived assets that impacted the calculation of the foreign valuation allowances).
How you discovered the control deficiencies that led to the material weakness?
Our external auditors identified the error during their review of the first quarter 2016 financial statements before the financial statements were finalized. Since the error could have led to a material misstatement of the financial statements, the Company concluded that the control deficiency related to the determination of valuation allowances for deferred tax assets represented a material weakness in our system of internal controls.
Why the material weakness did not affect any reported amounts in the financial statements?
As previously stated, prior to the first quarter of 2016 no valuation allowance was required for U.S. deferred tax assets based on our evaluation of the evidence available at the time. The issue was identified prior to filing our Form 10-Q for the first quarter of 2016 such that we concluded our financial statements for the first and second quarters of 2016 reflect the proper valuation allowance amounts under ASC 740-10-30.  Thus, the control deficiency did not affect any reported amounts in the financial statements.
Alternative procedures undertaken to ensure that the determination and recording of valuation allowances on deferred tax assets remains accurate for all reported periods.
In the second and third quarters of 2016, we have taken steps to remediate the matter and improve our internal controls over financial reporting of income taxes including hiring a new tax leader, engaging an independent public accounting firm to assist with the review of this technically complex area, training our tax professionals on the determination of valuation allowances under ASC 740-10-30, and enhancing certain controls and processes surrounding the realizability of deferred tax assets. These enhancements included the redesign of our controls for valuation allowances to improve the execution of, and increase the rigor around, the specific control activities to be performed. As part of the training initiative, we provided additional instruction to our internal tax professionals regarding guidelines and criteria to be used in analyzing and documenting conclusions regarding the determination of valuation allowances.
As discussed above, prior to the first quarter of 2016, no valuation allowances were required to be recorded in the U.S. Outside the U.S., we have previously provided valuation allowances against net deferred tax assets for various foreign entities, however, we have confirmed none of those calculations involved the issues identified in the U.S. Accordingly, we believe that our valuation allowances in all prior reported periods are accurate.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes it has appropriately responded to the Staff's comments contained in the Staff's letter dated September 2, 2016. Please do not hesitate to call me at 713-879-3328 or William D. Marsh, Vice President and General Counsel at 713-439-8709 with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely Yours,

/s/ KIMBERLY A. ROSS
Kimberly A. Ross
Senior Vice President and Chief Financial Officer

cc:    Jeannette Wong, Securities and Exchange Commission
Kimberly Calder, Securities and Exchange Commission
Kelly Janzen, Vice President, Controller and Chief Accounting Officer
Lee Whitley, Vice President and Corporate Secretary
William D. Marsh, Vice President and General Counsel

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